Filed Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Filer: Osprey Technology Acquisition Corp.

Commission File No.: 001-39113

Subject Company: Osprey Technology Acquisition Corp.

BLACKSKY HOLDINGS, INC.

FREQUENTLY ASKED QUESTIONS

STOCK OPTION AND RESTRICTED STOCK UNIT AWARDS

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions between Parent (as defined below) and the Company (as defined below). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Parent’s securities, (ii) the risk that the transactions may not be completed by Parent’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Parent, (iii) the failure to satisfy the conditions to the consummation of the transactions, including the adoption of the Merger Agreement (as defined below) by the stockholders of Parent, the satisfaction of the minimum trust account amount following redemptions by Parent’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transactions, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transactions on the Company’s business relationships, operating results, and business generally, (viii) risks that the proposed transactions disrupt current plans and operations of the Company, (ix) the outcome of any legal proceedings that may be instituted against the Company or against the Parent related to the Merger Agreement or the proposed transactions, (x) the ability to maintain the listing of Parent’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which the Company operates, variations in operating performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities, (xiii) the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on the proposed transactions or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions and (xiv) any changes in the assumptions made in calculating the Exchange Ratio (as defined below), including, without limitation, (a) that the trading price of Parent’s common stock to be used in setting the Exchange Ratio will equal $10 per Parent share and (b) that the number of outstanding securities of the Company will not change prior to the closing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Parent’s registration on Form S-1 (File No. 333-234180), and other documents filed by Parent from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Parent and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Parent nor the Company gives any assurance that either the Parent or the Company, or the combined company, will achieve its expectations.

Additional Information and Where to Find It

This document relates to the proposed transactions between Parent and the Company. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Parent intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of Parent, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Parent stockholders. Parent also will file other documents regarding the proposed transactions with the SEC. Before making any voting or investment decision, investors and security holders of Parent are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Parent through the website maintained by the SEC at www.sec.gov. The documents filed by Parent with the SEC also may be obtained free of charge at Parent’s website at https://www.osprey-technology.com/ or from Parent upon written request to 1845 Walnut Street, Suite 1111, Philadelphia, Pennsylvania 19103.

Participants in Solicitation

Parent and the Company and their directors and executive officers may be deemed to be participants in the solicitation of proxies from Parent’s stockholders in connection with the proposed transactions. Parent’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Parent in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 6, 2020, and in Parent’s registration statement on Form S-4, which is expected to be filed by Parent with the SEC in connection with the business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Parent’s stockholders in connection with the proposed business combination is set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by Parent with the SEC in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the transactions will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

General

Q1:	Why am I receiving these FAQs?

A1:

You are receiving these FAQs because you may hold one or more outstanding awards of stock options (“Company Options”) or restricted stock units (“Company RSUs,” and together with the Company Options, the “Awards”) covering shares of BlackSky Holdings, Inc. (the “Company”) Class A common stock (“Shares”) granted under the Spaceflight, Inc. Amended and Restated 2011 Equity Incentive Plan (the “2011 Plan”) and/or the BlackSky Holdings, Inc. 2014 Equity Incentive Plan (the “2014 Plan,” and together with the 2011 Plan, the “Equity Plans”). These FAQs provide brief answers to some commonly asked questions about your Awards and certain changes to Awards contemplated by the Merger (as defined below).

Please note that these FAQs discuss only certain key aspects of your Awards and the treatment of such Awards in connection with the Merger in general terms. The FAQs do not discuss the treatment of any Shares or other equity interests that you may hold, including any Shares that were issued to you as restricted shares or as a result of any previous exercise of any Company Options. Additionally, if there is any difference between the discussion in these FAQs and the terms of the Merger Agreement or the Equity Plan and award agreement under which an Award is granted, then the terms of the Merger Agreement or Equity Plan or award agreement, as applicable, will govern. You should consult with your own tax adviser regarding your Company Options and Company RSUs before exercise or vesting to better understand the tax consequences of any exercise and subsequent disposition of shares.

Q2:	Where do I find the award agreements applicable to my Awards?

A2:

If you hold Company Options or Company RSUs, you previously received an award agreement pursuant to the Equity Plan under which the Award was granted as well as any other communications from the Company with regard to changes or adjustments (if any) to those Awards following grant.

If you recently received an Award of Company RSUs, the Company is expecting to deliver such award agreement to you in the near future.

In addition, in connection with the Merger, the Company also is in the process of transitioning its equity management software to enable you to be able to access your Award paperwork through an electronic system. The Company will provide further information regarding this change as the transition process moves forward.

If you have questions about your Award paperwork, please contact Camryn Weber (CWeber-ctr@blacksky.com).

Q3:	What is the Merger?

A3:	As you may be aware, the Company is anticipated to become a publicly traded company, and the shares of the newly combined company is expected to be listed on the New York Stock Exchange under the new ticker symbol “BKSY” (the “Parent Shares”). To this end, we are combining with a special purpose acquisition company or a “SPAC” named Osprey Technology Acquisition Corp. (NYSE: SFTW, SFTW.U, and SFTW.WS) (“Parent”). While we have reached an agreement with Parent (the Agreement and Plan of Merger dated as of February 17, 2021, by and among the Company, Parent and Osprey Technology Merger Sub, Inc. (such agreement, the “Merger Agreement,” and the transactions contemplated under it, the “Merger”)), the Merger remains subject to the satisfaction of various closing conditions, including certain regulatory approvals and the approval of Parent’s shareholders.

Q4:	When will the Merger close?

A4:

The Merger currently is expected to close in July 2021, subject to the satisfaction of closing conditions provided in the Merger Agreement. The date that the Merger actually closes (the “Closing”) will be the “Closing Date,” and the time that the Merger is completed generally is referred to as the “Effective Time.”

Company Options

Q5:	What happens to my Company Options before the Merger?

A5:	Up through the Effective Time, each outstanding Company Option will continue to vest according to the terms of the applicable grant.

Q6:	What happens to my Company Options in the Merger?

A6:

At the Effective Time, each Company Option that is outstanding and unexercised immediately before the Effective Time will be assumed by Parent. Accordingly, as of the Effective Time, such Company Option will convert into an option to acquire Parent Shares (such option, as converted, an “Assumed Parent Option”), which shares are contemplated to be traded on the New York Stock Exchange.

Q7:	Are options to purchase shares of common stock of Spaceflight Industries, Inc. the same as Company Options?

A7:

Yes. If you were granted an award of options from the Company before November 10, 2020, those options covered shares of common stock of Spaceflight Industries, Inc. Since the grant of those options, the Company changed its name to BlackSky Holdings, Inc. Accordingly, those options, to the extent outstanding, are now Company Options to purchase shares of Class A Common Stock of BlackSky Holdings, Inc., for the same number of shares at the same exercise price per share as the original award, subject to the vesting or other terms of such awards.

Q8:	What are the terms of my Assumed Parent Options?

A8:

The terms of an Assumed Parent Option will be the same as the terms that applied, as of immediately before the Effective Time, to the Company Option that converted into such Assumed Parent Option, except that the Assumed Parent Option will (i) cover an adjusted number of Parent Shares, and (ii) have an adjusted exercise price. These adjustments will be made using the Class A Common Exchange Ratio, as defined in the Merger Agreement (the “Exchange Ratio”).

Q9:	What is the Exchange Ratio?

A9:

The actual Exchange Ratio will be calculated closer to the Closing based on a formula specified in the Merger Agreement that takes into account various factors such as the public trading price of Parent’s Class A Common Stock prior to the Closing, the number of shares of Company Class A Common Stock outstanding at the time of the Closing and the number of shares of Company Class A Common Stock subject to outstanding Awards at the time of the Closing. Subject to certain assumptions, the Exchange Ratio currently is estimated to equal 0.08, which means that if you currently have Company Options to purchase 1,000 Shares, immediately following the Closing, you would have an Assumed Parent Option to purchase 80 Parent Shares.

The Exchange Ratio is intended to provide proportionate adjustments to Awards at the Effective Time to reflect the changes in corporate structure that occur as a result of the Company being acquired by Parent in the Merger and to preserve the benefit intended for you to receive thereunder.

Q10:	How many Parent Shares will my Assumed Parent Options cover?

A10:	The number of Parent Shares subject to each Assumed Parent Option will be equal to the product obtained by multiplying:

(x) the number of shares of Company Common Stock subject to the Company Option converted into the Assumed Parent Option as of immediately before the Effective Time, by

(y) the Exchange Ratio,

with any resulting fractional share rounded down to the nearest whole number.

Q11:	What is the exercise price per share of each of my Assumed Parent Options?

A11:	The exercise price per share of each Assumed Parent Option will be equal to the quotient obtained by dividing:

(x) the exercise price per share applicable to the Company Option that into the Assumed Parent Option as of immediately before the Effective Time, by

(y) the Exchange Ratio,

with any resulting fractional cent rounded up to the nearest whole cent.

Q12:	Can you provide an example of a Company Option that converts to an Assumed Parent Option?

A12:

Assume solely for hypothetical purposes the following example. You hold a Company Option to purchase 1,000 shares of Company Common Stock at a per share exercise price of $0.0011 and an aggregate exercise price of $1.10. The Company Option remains outstanding and unexercised through the Closing so that at the Effective Time, it is assumed by Parent and converts into an Assumed Parent Option. Further assume that the Exchange Ratio is 0.08.

The 1,000 Shares subject to the Company Option will be adjusted at the Effective Time by multiplying it by the Exchange Ratio of 0.08, with any fractional share rounded down to the nearest whole share, resulting in a total of 80 Parent Shares. The per share exercise price also will be adjusted by taking the quotient of $0.0011 divided by the Exchange Ratio of 0.08, with any fractional cent rounded up to the nearest whole cent, resulting in a per share exercise price of $0.02 for the Assumed Parent Option as of the Effective Time, and an aggregate exercise price of $1.60.

This illustrative example reflects several assumptions, including (i) that the trading price of Parent’s common stock to be used in setting the Exchange Ratio will equal $10 per Parent Share and (ii) that the number of outstanding securities of the Company will not change prior to the Closing. These amounts will not be determined until closer to the Closing, and any changes in such amounts would result in a decrease or increase in the Exchange Ratio.

Company Restricted Stock Unit Awards

Q13:	What is a Company RSU Award? How is it different from a Company Option Award?

A13:

Generally, a Company Option gives you the ability to purchase shares of the Company’s Class A Common Stock at a fixed exercise price for a specified period of time, subject to the vesting and other criteria applicable to the Award. The principal benefit of an option such as your Company Option is the potential to profit from any increase in the value of the underlying shares during the period that the option is exercisable, without risking any of your money. If the fair market value of the shares underlying the option increases above the per share exercise price of your option during its term, you will be able to buy the shares subject to the option at a price lower than the current fair market value. On the other hand, if the fair market value of the shares subject to the option does not increase above the option’s per share exercise price, you have no obligation to purchase the shares under the option.

In comparison, Company RSUs generally give you the right to receive the shares of the Company’s Class A Common Stock if and when the Company RSUs vest. Unlike Company Options, which require you to pay an exercise price to exercise your vested Company Options and receive the underlying shares, upon the vesting of Company RSUs, the shares underlying the vested portion of the Company RSUs are automatically issued to you in accordance with the terms of the plan and award agreement under which they were granted—i.e., the Company RSUs do not have an exercise price.

Company RSUs differ from Company Options in other key aspects including their tax treatment. A general summary of U.S. income tax consequences of Company Options and Company RSUs is provided further below.

Q14:	When do my Company RSUs vest?

A14:

If you recently were granted Company RSUs, these Company RSUs were granted under the Company’s 2014 Plan and a restricted stock unit award agreement (“RSU Agreement”). Your RSU Agreement specifies the terms and conditions for vesting of your Company RSUs.

Generally, a specified portion of the Award of Company RSUs will vest on the earliest of:

(a)	180 days after the Closing Date,

(b)

If after the Closing Date, Parent completes a certain liquidation, merger, capital stock exchange, reorganization, or similar transaction that results in all of Parent’s stockholders having the right to exchange their Parent Shares for cash, securities or other property, or

(c)

If the last sale price of Parent Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations or similar transaction) for any 20 trading days within any 30-trading day period commencing upon the Closing Date, and such performance achievement occurs before the 150th day after the Closing Date, then the later of (x) the 150th day after the Closing Date or (y) the date the Parent’s Board of Directors (or its authorized committee) certifies such performance achievement.

You must remain a service provider with the Company (or Parent or any of its subsidiaries) through such vesting date in order to vest in such portion of your Company RSUs. Thereafter, additional portions of the Company RSUs will vest based on continued service through specified dates, generally on a quarterly basis, following the first vesting date. Further, in order for any of the Company RSUs to vest, the Merger must close no later than December 31, 2021.

Q15: What happens to my Company RSUs in the Merger?

A15:

At the Effective Time, each Company RSU Award that is outstanding immediately before the Effective Time will be assumed by Parent. Accordingly, as of the Effective Time, such Company RSUs will convert into Parent restricted stock units covering Parent Class A Common Stock (such award of restricted stock units, as converted, an “Assumed Parent RSU Award”).

Q16: What are the terms of my Assumed Parent RSU Award?

A16:

The terms of an Assumed Parent RSU Award generally will be the same as the terms that applied, as of immediately before the Effective Time, to the Company RSU Award that converted into such Assumed Parent RSU Award, except that the Assumed Parent RSU Award will cover an adjusted number of Parent Shares.

Q17: How many Parent Shares will my Assumed Parent RSU Award cover?

A17:	The number of Parent Shares covered by each Assumed Parent RSU Award will be equal to the product obtained by multiplying:

(x) the number of Shares subject to the Company RSU Award that was converted into the Assumed Parent RSU Award immediately before the Effective Time by

(y) the Exchange Ratio,

with any resulting fractional share rounded down to the nearest whole number.

Q18: Can you provide an example of a Company RSU Award that converts to an Assumed Parent RSU Award?

A18:

Assume solely for hypothetical purposes the following example. You hold an Award of Company RSUs covering 1,000 shares of Company Class A Common Stock. The Company RSUs remain outstanding through the Closing so that at the Effective Time, it is assumed by Parent and converts into an Assumed Parent RSU Award. Further assume that the Exchange Ratio is 0.08.

The 1,000 Shares subject to the Award of Company RSUs will be adjusted at the Effective Time by multiplying it by the Exchange Ratio of 0.08, with any fractional share rounded down to the nearest whole share, resulting in a total of 80 Parent Shares subject to the Assumed Parent RSU Award.

This illustrative example reflects several assumptions, including (i) that the trading price of Parent’s common stock to be used in setting the Exchange Ratio will equal $10 per Parent Share and (ii) that the number of outstanding securities of the Company will not change prior to the Closing. These amounts will not be determined until closer to the Closing, and any changes in such amounts would result in a decrease or increase in the Exchange Ratio.

Shares of Company Class A Common Stock

Q19: What happens in the Merger to shares of Company Class A Common Stock that I hold?

A19:

If you hold shares of Company Class A Common Stock, whether through the exercise of a Company Option or other purchase or issuance, the treatment of those Shares also will be governed by the Merger Agreement. For more information regarding the treatment of those Shares, the Company will be filing with the Federal Securities and Exchange Commission a registration statement which will be publicly available that will describe the Merger Agreement and the terms of the Merger in greater detail. You should refer to those materials for further information about the Shares that you hold.

Q20: I held shares of common stock of OpenWhere when OpenWhere was acquired by the Company. What happens to those shares?

A20:

If you held shares of common stock of OpenWhere, Inc. (“OpenWhere”) when the Company completed its acquisition of OpenWhere, those shares converted to shares of Company Class A Common Stock. Any such shares will be treated in accordance with the terms of the Merger Agreement when the Merger closes.

Q21: I thought I held shares of common stock of Spaceflight Industries, Inc. Are those the same as shares of Company Class A Common Stock?

A21:

Yes. The Company changed its name to BlackSky Holdings, Inc. on November 10, 2020. At that time, shares of common stock of Spaceflight Industries, Inc. became shares of Class A Common Stock of BlackSky Holdings, Inc.

Certain U.S. Federal Income Tax and Withholding Consequences

The following discussion is intended only as a summary of the general U.S. income tax laws that apply as of the date of these FAQs to Company Options and Company RSUs and the sale of shares acquired through such Awards. However, the specific federal, state and local tax consequences to you will depend on your individual circumstances.

Q22: My Company Options are incentive stock options. What is the general U.S. tax treatment of these Awards?

A22:

If your Company Option is an incentive stock option, you generally will not recognize income as a result of the grant or exercise of the Company Option (although at exercise, certain taxpayers may experience a taxable adjustment for alternative minimum tax purposes). You will recognize gain at the time of sale or other disposition of shares acquired upon exercise of the option. Any gain generally will be taxed at long-term capital gain rates if you sell the shares that you purchased through the exercise:

•	more than two years after the date the Company granted you the Company Option, and

•	more than one year after the date of exercise of the Company Option.

However, if you sell the shares purchased through the exercise of an incentive stock option within either of the two holding periods described above, generally any gain up to the excess of the fair market value of the shares on the date of exercise over the exercise price will be taxed at ordinary income rates. Any additional gain generally will be taxable as long-term or short-term capital gain, depending on whether you have held the shares for more than one year.

If you sell the shares that you purchased through the exercise of an incentive stock option within either of the above holding periods in a transaction in which you would not recognize a loss (for example, a gift), the excess of the value of the shares on the exercise date over the exercise price will be taxed at ordinary income rates. Any loss that you recognize upon disposition of the shares purchased through the exercise of the Company Option, whether before or after expiration of the two-year and one-year holding periods described above, will be treated as a capital loss. The capital loss will be long-term or short-term depending on whether you have held the shares for more than one year.

Q23: Will I owe alternative minimum tax as a result of my incentive stock options?

A23:

It depends. Your incentive stock options may affect the determination of your alternative minimum tax. When you exercise the shares subject to an incentive stock option, you will be required to include the amount equal to the fair market value of the shares on the date of exercise over the exercise price as an adjustment item in the determination of your alternative minimum tax. However, if you dispose of the shares that you purchased through the exercise of an incentive stock option in the same calendar year as the date of exercise of the incentive stock option, then no adjustment with respect to those shares is included in the determination of your alternative minimum tax.

Determination of the alternative minimum tax is complex and highly dependent on the taxpayer’s individual situation. As a result, if you hold Company Options that are incentive stock options, you consult your tax adviser before exercising any incentive stock options to better understand and appreciate how the exercise of the Company Option and sale or other disposition of the shares may impact your tax situation.

Q24: If my Company Options are nonstatutory stock options, what is the general U.S. tax treatment of such Awards?

A24:

If your Company Option is a nonstatutory stock option, you generally will not recognize income as a result of the grant of the Company Option. However, you generally will recognize ordinary income when you exercise the Company Option, to the extent the value on the date of exercise of the shares you receive exceeds the exercise price you pay. For employees, the ordinary income you recognize will be subject to applicable tax withholding at the time of exercise. Any gain (or loss) when you sell the shares generally will be taxable as long-term or short-term capital gain (or loss), depending on whether you have held the shares for more than one year.

However, as a result of Internal Revenue Code Section 409A, stock options granted with an exercise price below the fair market value of the stock underlying the options as of the date of grant may be taxable in the year of vesting in an amount equal to the difference between the then fair market value of the underlying stock and the exercise price of such options and may be subject to additional tax plus penalties and interest. In addition, certain states, such as California, have adopted similar tax provisions.

Q25: Will I recognize any income when my Company Options are assumed by Parent and convert to Assumed Parent Options?

A25:	No. If you are a U.S. taxpayer and Parent assumes your Company Options, you generally will not recognize ordinary income at the time of such assumption.

Q26: I hold Company RSUs. What is the general U.S. tax treatment of these Awards?

A26:

With respect to your Company RSUs, you generally will not recognize ordinary income as a result of the grant of the Company RSUs. However, you generally will recognize ordinary income when the Company RSUs vest. The amount of ordinary income you recognize will equal the fair market value of the shares on the vesting date and will be subject to applicable tax withholding.

Q27: Will I recognize any income when my Company RSUs are assumed by Parent and convert to Assumed Parent RSU Awards?

A27:	No. If you are a U.S. taxpayer, you generally will not recognize ordinary income at the time Parent assumes your Company RSUs.

Q28: How do I satisfy any tax withholding obligations that may apply to my Company RSUs?

A28:

The 2014 Plan and the RSU Agreement that govern your Company RSUs generally specify the ways in which you may satisfy any tax withholding obligations that may arise in connection with your Company RSUs. Company RSUs generally will vest only after they are assumed by Parent and converted into Assumed Parent RSU Awards, in installments following the Closing based on continued service.

In connection with the grant of your Company RSUs, the Company’s Board of Directors (the “Board”) approved that, upon the vesting of your Assumed Parent RSU Award (or portion of it), a sufficient number of the vested shares otherwise deliverable to you under the award will be sold in the stock market in order for any tax withholding obligations to be satisfied (generally referred to as a “sell to cover”). The sell to cover as approved by the Board is automatic and nondiscretionary. Accordingly, unless and until the Board (or a committee of the Board, as applicable) determines otherwise, you will not be able to elect a different method for satisfying the tax withholding obligations under your Assumed Parent RSU Award.

Q29: What is the “Medicare Surtax” and will my Awards be affected by it?

A29:

Your annual “net investment income,” as defined in Internal Revenue Code Section 1411, may be subject to a 3.8% federal surtax (generally referred to as the “Medicare Surtax”). Net investment income may include capital gain and/or loss arising from the disposition of shares issued to you pursuant to your Awards. Whether your net investment income will be subject to the Medicare Surtax will depend on your level of annual income and other factors.

You should consult your own tax adviser as to the specific tax implications to you of the Merger with respect to your Assumed Parent Options and/or Assumed Parent RSU Awards, including the applicability and effect of federal, state, local and non-U.S. tax laws. If you are subject to the tax laws of a country other than the U.S., or the tax laws of multiple countries, you should be aware that there may be other tax consequences that may apply to you. Your federal, state, local and non-U.S. tax consequences depend upon your unique circumstances.